SUMMIT MIDSTREAM PARTNERS, LP

1790 Hughes Landing Blvd., Suite 500

The Woodlands, Texas 77380

(832) 413-4770

November 18, 2016

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:                             Summit Midstream Partners, LP
Registration Statement on Form S-3
File No. 333-213950

Ladies and Gentlemen:

Summit Midstream Partners, LP (the “Partnership”) requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on November 22, 2016, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream GP, LLC,
its general partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Executive Vice President and General Counsel

cc:                                Brett E. Braden (By Email)

Latham & Watkins LLP

811 Main Street

Suite 3700

Houston, TX 77002

Brett.Braden@lw.com